UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Horizon Pharma Public Limited Company

File No. 333-168504 -CF#34003

_____

Horizon Pharma Public Limited Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 3, 2010, as amended.

Based on representations by Horizon Pharma Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through	August 3, 2019
Exhibit 10.25	through	August 3, 2019
Exhibit 10.26	through	August 3, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary